EXHIBIT 99.1

MAGAL SECURITY SYSTEMS LTD.
P.O. Box 70
Industrial Zone
Yehud 56100, Israel
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NOTICE OF 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS
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Dear Shareholders:

You are cordially invited to attend the 2012 Annual General Meeting of the Shareholders of Magal Security Systems Ltd. to be held at 12:30 p.m. (Israel time) on Thursday, August 30, 2012 at our offices at 17 Altalef Street, Industrial Zone, Yehud 56100, Israel, for the following purposes:

1.	To elect six directors for terms expiring at our 2013 Annual General Meeting of Shareholders;

2.	To approve the terms of compensation for certain of our directors;

3.	To approve the payment of a bonus to Mr. J. Perry, the chairman of our Board of Directors;

4.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2012, and to authorize our Audit Committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services; and

5.	To review and discuss our auditors’ report and consolidated financial statements for the year ended December 31, 2011.

Shareholders of record at the close of business on July 23, 2012 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors

Jacob Perry
Chairman of the Board of Directors

Yehud, Israel
July 26, 2012

MAGAL SECURITY SYSTEMS LTD.
P.O. Box 70
Industrial Zone
Yehud 56100, Israel
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PROXY STATEMENT

2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS
__________________

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magal Security Systems Ltd. to be voted at the 2012 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2012 Annual General Meeting of Shareholders.  The Meeting will be held at 12:30 p.m. (Israel time) on Thursday, August 30, 2012, at our offices at 17 Altalef Street, Industrial Zone, Yehud 56100, Israel.

This Proxy Statement, the attached Notice of 2012 Annual General Meeting and the enclosed proxy card will be mailed to shareholders on or about July 26, 2012.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) election of six directors for terms expiring at our 2013 Annual General Meeting of Shareholders; (ii) approval of the terms of compensation for certain of our directors; (iii) approval of a payment of a special bonus to Mr. Jacob Perry, the chairman of our Board of Directors; and (iv) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2012, and authorization for our Audit Committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditors’ report and consolidated financial statements for the year ended December 31, 2011 will be presented and discussed.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director listed in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 1.00 per share, as of the close of business on July 23, 2012 are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of July 23, 2012, there were 16,053,490 outstanding ordinary shares.

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Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

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Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date using, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one third (1/3) of our total voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters, such as the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as July 23, 2012, pertaining to the beneficial ownership of our ordinary shares by (i) all shareholders known to us to own beneficially 5% or more of our ordinary shares and (ii) all directors and executive officers as a group.  Except for Mr. Jacob Perry and Mr. Jacob Even-Ezra, each of whom beneficially owns less than 5% of our ordinary shares, none of our directors beneficially own our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Nathan Kirsh (3)	5,981,597	37.26%
BMI Capital Corporation (4)	1,954,267	12.17%
Grace & White, Inc. (5)	1,053,606	6.56%
All directors and executive officers as a group (13 persons)(2)	1,357,828	8.44%
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(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 16,053,490 ordinary shares issued and outstanding as of July 23, 2012.

(3)
Based upon a Schedule 13D/A filed with the Securities and Exchange Commission on June 28, 2012 and other information available to the company.  All of the ordinary shares are held of record by Ki Corporation, a company organized in Jersey.  The Eurona Foundation holds 100% of Ki Corporation.  The Eurona Foundation is a Liechtenstein trust controlled by Mr. Kirsh, who also serves as its trustee.  Mr. Kirsh may be deemed to have beneficial ownership of the ordinary shares held of record by Ki Corporation.

(4)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed with the Securities and Exchange Commission on January 31, 2012.  The Schedule 13G indicates that BMI Capital Corporation is a registered investment adviser.

(5)
Based solely upon, and qualified in its entirety with reference to, a Schedule 13G/A filed with the Securities and Exchange Commission on February 6, 2012.  The Schedule 13G/A indicates that Grace & White, Inc. is a registered investment adviser.

I.  ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Our Articles of Association provide for a board of directors consisting of no less than three and no more than 11 members, as may be determined from time to time at our annual general meeting of shareholders.  Our Board of Directors currently consists of eight directors, including two external directors appointed in accordance with the Israeli Companies Law.  Our directors, other than our external directors, are elected at each annual general meeting of shareholders.  Our Board of Directors may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.  All the members of our Board of Directors (except the external directors) may be reelected upon completion of their term of office.

At the Meeting, shareholders are being asked to reelect the following current directors, who are not external directors, Messrs. Perry, Even-Ezra, Stiefel and Rosenberg, to hold office until our 2013 Annual General Meeting of Shareholders and until their successors are elected and qualified.  All of these directors that are standing for reelection at the Meeting were elected to serve in such capacity by our shareholders at our 2011 Annual General Meeting of Shareholders.  In addition our shareholders are being asked to elect Mr. Doron Steiger and Mr. Itzhak Zoran to serve as directors, to hold office until our 2013 Annual General Meeting of Shareholders and until their successors are elected and qualified.

Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel, such as our company, are required by the Israeli Companies Law to appoint at least two external directors.  In general, external directors serve for a three-year term, which may be renewed for two additional three-year term, subject to exceptions.  Our current external directors, Mr. Shaul Kobrinsky and Ms. Liza Singer, are serving as external directors pursuant to the provisions of the Israeli Companies Law and the regulations promulgated pursuant thereto.  Mr. Kobrinsky is serving for a third three-year term and Ms. Singer is serving her initial three-year term. The terms of office of both Mr. Kobrinsky and Ms. Singer will terminate on June 22, 2013.

Under the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise,” as such term is defined in regulations promulgated under the Israeli Companies Law.  Our board of directors has determined that at least one director must have “accounting and financial expertise.”  Our board of directors has further determined that Ms. Liza Singer has the requisite “accounting and financial expertise.”

The Israeli Companies Law provides that certain directors may be qualified as “independent directors” if the Audit Committee approves that they meet certain criteria that are applicable also to external directors and provided that their term of office as directors may not exceed nine consecutive years. However, contrary to external directors, such directors are not required to have any professional or financial and accounting expertise. Accordingly, our Audit Committee has determined that, if elected, both Mr. Steiger and Mr. Zoran will qualify as “independent directors” under the Israeli Companies Law. For more details see “External and Independent Directors” below.

We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors; instead we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders.  In the event any of the nominees are unable to serve, the proxies will be voted for the election of such other person or persons as will be determined by the persons named in the proxy in accordance with their best judgment.  We are not aware of any reason why any one of the nominees, if elected, would be unable to serve as a director.

Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors each of the nominees named above.

The following information with respect to each director nominee is based upon our records and information furnished to us by the nominees.  See “Security Ownership of Certain Beneficial Owners and Management” above for information pertaining to share ownership by the nominees.

Nominees for Reelection as Director for Terms Expiring in 2013

Jacob Perry (68) has served as the chairman of our board of directors since January 2008.  Prior thereto, Mr. Perry served as the deputy chairman of our board of directors from 2006 and has served as a director of our company since December 2002.  From 1995 to December 2002, Mr. Perry served as the president and chief executive officer of Cellcom Israel Ltd., one of Israel’s leading cellular phone operators.  Mr. Perry served 29 years with the Israeli General Security Service and served as its director from 1988 until 1995.  Mr. Perry has also served as a coordinator to the Israeli Prime Minister on the subject of prisoners of war and missing persons.  Mr. Perry was a board member of El-Al Israel Airlines and a member of the management of many public organizations.  Mr. Perry is also a chairman of the board of directors of Mizrahi Tefahot Bank B.M.  Mr. Perry serves as a director of Tamarind Technologies and New Kopel, an Israeli vehicle and car service group.  Mr. Perry holds a B.A. degree in Oriental Studies and History of the Jewish People from Tel Aviv University and completed the Advanced Management Program at Harvard Business School.

 Jacob Even-Ezra (81) has served as a director since 1984.  From 1984 until December 2007, Mr. Even-Ezra served as the chairman of our board of directors.  From 1984 until 2006, Mr. Even-Ezra served as our chief executive officer, and from 1987 until 1990 he also served as our president.  Mr. Even-Ezra is currently a member of the Executive Council and the Management Committee of Tel Aviv University.  From 1985 to 1988, Mr. Even Ezra also served as the chairman of the Israel Export Institute.  Mr. Even-Ezra holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Barry Stiefel (62) has served as a director since November 2008.  Mr. Stiefel served as a director of one of our UK subsidiaries from 1986 to 1990.  Since 2001, Mr. Stiefel has served as a consultant for a number of companies, including Premedia Limited and its subsidiaries.  From 1990 until 2001, Mr. Stiefel was the chief executive officer of Meridian VAT Reclaim Group, which he founded.  Between 1985 and 1990, Mr. Stiefel served as consultant in the field of trade finance.  From 1981 to 1985, Mr. Stiefel served as finance director of Fisher Brothers Lumber Company Limited, a South African company.  Mr. Stiefel holds a B.Sc. degree in Mathematics and Chemistry and a B.A. degree in Accounting, both from the University of Witwatersrand in South Africa.  Mr. Stiefel is a chartered accountant in South Africa and is registered as an auditor (not in public practice) in the United Kingdom.

Mark Rosenberg (48) has served as a director since 2010.  From 2008 until 2010, Mr. Rosenberg served as an alternate director on behalf of Mr. Nathan Kirsh.  Since May 2007, Mr. Rosenberg has served in various senior positions with the Kirsh Family Office. From 2001 until 2007, Mr. Rosenberg served as the managing director of JDR Reactive Limited, a property maintenance company that he founded and subsequently sold. From October 2000 to July 2001, Mr. Rosenberg served as Director of New Business Development and legal officer of Leaf (Pty) Ltd., a South African mobile telecommunications company. Mr. Rosenberg also served as the Director of the Private Equity, M&A and Black Empowerment Investment Division of Fusion Capital Limited, a South African listed financial services group from 1999 to 2000 and as a Senior Manager, Investment Banking Division of Standard Bank of SA Limited from 1995 to 1999. From 1990 to 1995, Mr. Rosenberg served as an Articled Clerk and then as a senior professional with Edward Nathan & Friedland, Attorneys in South Africa. Mr. Rosenberg was a University Law Lecturer from 1993 to 1996. Mr. Rosenberg holds a Bachelor of Commerce degree, a Bachelor of Law degree and a Higher Diploma in Company Law, all of which were granted by Witwatersrand University in South Africa.

Nominees for Election as Director for Terms Expiring in 2013

Yitzhak Zoran (68) has served as the Chairman of the Board of A.D.T. (Advanced Dicing Technologies) Ltd. since 2003. From 2007 until 2010, Mr. Zoran was  a member of the Board of Directors of MEA Testing Systems Ltd. From 2006 until 2011, Mr. Zoran was a member of the Board of Directors of Elisra Electronic Systems Ltd. Mr. Zoran served as a member of the Board of Directors of Sagantec Ltd. from 2004 to 2005. From 1999 to 2004, Mr. Zoran was the Chairman of the Board of Directors of Solid Applied Technologies Ltd. From 1995 to 2003, Mr. Zoran was the Managing Director of Marathon V.C., a venture capital fund publicly traded on the Tel Aviv Stock Exchange and acted on Marathon’s behalf at various times during that period as the Chairman of the Board of Optibase Ltd., an Israeli company traded on the NASDAQ Stock Market, Pegasus Ltd., Nanomotion Ltd., Zinukim Ltd, IRLAN Ltd., Optinetix Ltd and Celltronix Ltd., as well as serving as a member of the Board of Directors of B.O.S. Better Online Solutions Ltd. and Arel Ltd., Israeli companies traded the NASDAQ Stock Market, and several privately held companies.   From 1994 until 1995, Mr. Zoran was the President and CEO of Iturit Communication Industries Ltd. Mr. Zoran was also the President and CEO of Elisra Electronic Systems Ltd. from 1980 to 1983, after acting since 1970 in several managerial position in Elisra, including the General Manager of its Naval Systems Divisions from 1978 to 1989. Between the years 1992 and 1993, Mr. Zoran was also a member of the Board of Directors of the Association of Electronic Industries and the head of its Military Equipment Manufacturers Committee.  Mr. Zoran was an officer in the Israeli Navy from 1966 to 1970 and the recipient of the Israel Defense Prize from the Ministry of Defense for the development of naval electronic warfare systems for the Israeli Navy. Mr. Zoran also received the “Itur Mofet” military decoration. Mr. Zoran holds a degree of B.Sc.E.E. from the Technion-the Israeli Institute of Technology.

Doron Steiger (54)is a business consultant. Since 2009, Mr. Steiger has served as  the Chairman of the Board of Directors of Kerur Holdings Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange and  the Executive Chairman and business adviser of Kibutz Revivim. From 2006 through 2009, Mr. Steiger was  co-partner of Art PE, a private equity fund. From 1998 through 2006, Mr. Steiger was co-founder and managing partner of Dirad Investments Ltd., a private equity investment firm and the Executive Chairman of Newlog Ltd., an Israeli freight forwarding company. Mr. Steiger acted as the CEO of the Israel Corporation from 1996 to 1997.  Between the years 1993 and 1996, Mr. Steiger was the Deputy CEO of Clal Industries Ltd. Mr. Steiger holds a B.A. in Economics  and an M.B.A. in finance and accounting, both from Tel Aviv University.

The Board of Directors recommends a vote FOR the election of each of the nominees for director named above.

BOARD OF DIRECTORS AND COMMITTEES

Election of Directors

Our articles of association provide for a board of directors of not less than three and not more than 11 members, as may be determined from time to time at our annual general meeting.  Our board of directors is currently composed of eight directors.

Our directors (except our external directors, as detailed below), are elected by our shareholders at our annual general meeting and hold office until the next annual general meeting.  All the members of our board of directors (except our external directors), may be reelected upon completion of their term of office.  Our annual general meetings of shareholders are held at least once every calendar year, but not more than 15 months after the last preceding annual general meeting.  In the intervals between our annual general meetings of shareholders, the board of directors may from time to time appoint a new director to fill a casual vacancy or to add to their number, and any director so appointed will remain in office until our next annual general meeting of shareholders and may be re-elected.

External and Independent Directors

External directors.  The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above as well as a sibling, brother, sister or parent of the foregoing relatives.  In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder.  Furthermore, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights, “affiliation” also includes a relationship, at the time of the appointment, with the chairman of the board, the chief executive officer, a substantial shareholder or the most senior financial officer of such company. Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an external director. In addition, no person may serve as an external director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed, all current members of the board of directors are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

At least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, are not required to appoint an external director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors.  All of the external directors of such a company must have “professional qualification.”

The external directors are elected by shareholders at a general meeting.  The shareholders voting in favor of their election must include at least  a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the outside director (unless such personal interest is not related to such persons relationship with the controlling shareholder).  This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the outside director represent 2% or less of the voting rights in the company.

In general, under the Israeli Companies Law, external directors serve for a three-year term and may be reelected to two additional three-year terms.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.  External directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company.

The term of office of an external director may be extended by the shareholders following the initial three year term for two additional three years terms, at the nomination of either the board of directors or any shareholder(s) holding at least 1% of the voting rights in the company.  If the board of directors proposed the nominee, the reelection must be approved by the shareholders in the same manner required to appoint external directors for an initial term, as described above.  If such reelection is proposed by shareholders, such reelection requires the approval of the majority of the shareholders voting on the matter, excluding the votes of any controlling shareholder and other shareholders having a personal interest in the matter as a result of their relationship with the controlling shareholder(s), provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholder(s) who voted in favor of the nominee constitute more than 2% of the voting rights in the company.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one external director and the audit committee and the Financial Statements Review Committee must include all the external directors.  An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors.  In general, NASDAQ Listing Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and that its audit committee have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission.  However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules.  On June 30, 2006, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, as defined under NASDAQ Listing Rules.  Instead, under Israeli law and practice we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors.  In addition, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.

Our board of directors has determined that Ms. Singer and Mr. Kobrinsky qualify both as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ and as external directors under the requirements of the Israeli Companies Law.  Our board of directors has further determined that Messrs. Zoran and Steiger, if elected, qualify as independent directors under the requirements of the Israeli Companies Law, the Securities and Exchange Commission and NASDAQ.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must consist of at least three directors and must include all of the external directors.  The majority of the members of the audit committee must be independent directors.  Such independent directors must meet all of the standards required of an external director and may not serve as a director for more than consecutive nine years (a cessation of service as a director for up to two years during any nine year period will not be deemed to interrupt the nine year period).  The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; or a controlling shareholder or any of the controlling shareholder’s relatives.  Any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder may not be a member of the audit committee.  Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a specific matter.  However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of the company and its legal counsel may be present during the meeting.

The responsibilities of the audit committee include, among others, identifying irregularities in the management of the company’s business and approving related party transactions as required by law, review of the internal controls of the company, the internal auditor’s audit plan and the independent auditor’s engagement and compensation.  The audit committee is required to establish and monitor whistleblower procedures.  Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

In addition, the NASDAQ Listing Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective ‘‘independence’’ requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee consists of three board members who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members.  Our audit committee is currently composed of Messrs. Shaul Kobrinsky and Jacob Nuss and Ms. Liza Singer.  A new member will be appointed to the audit committee after the Annual Meeting to replace Mr. Nuss, who is not running for re-election to the board.  The audit committee meets at least once each quarter.  Our audit committee charter is available on our website at www.magal-s3.com.

Investment Committee

Our board of directors has established an investment committee, which is responsible for the investment of our cash and our hedging transactions.  The investment committee is currently composed of Messrs. Jacob Even-Ezra and Shaul Kobrinsky and Ms. Liza Singer.

Mergers and Acquisitions Committee

Our board of directors has established a mergers and acquisitions committee, which is responsible for the examination and review of merger and acquisition opportunities and making recommendations to the board of directors with respect to such opportunities.  The mergers and acquisitions committee is currently composed of Messrs. Jacob Even-Ezra and Zeev Livne and Ms. Liza Singer. A new member will be appointed to the mergers and acquisition committee after the Annual Meeting to replace Mr. Livne, who is not running for re-election to the board.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to the attention of:

Corporate Secretary
Magal Security Systems Ltd.
P.O. Box 70
Industrial Zone
Yehud 56100, Israel

Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

II.  APPROVAL OF COMPENSATION FOR CERTAIN OF OUR DIRECTORS
(Item 2 on the Proxy Card)

Under the Israeli Companies Law, the terms of compensation of a director of a public company, including the reimbursement of expenses, must be approved by the audit committee, board of directors and shareholders, in that order.

 However, under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, or the Relief Regulations, promulgated under the Israeli Companies Law, as amended, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if the audit committee and the board of directors have both confirmed that the fees paid to such directors do not exceed the maximum amount permitted under regulations 4, 5, and 7 of the Companies Regulations (Rules with respect to Compensation and Expenses of External Director), 5760-2000, or the Compensation Regulations, as adjusted with respect to companies whose shares are traded outside of Israel pursuant to the provisions of Companies Regulations (Relief for Public Companies whose Shares are Listed in a Stock Exchange Outside of Israel), 5760-2000.

Messrs. Even-Ezra, Steiger and Zoran are, or will be, paid for their service as directors an annual fee of NIS 66,870 (approximately $16,790) and a fee of NIS 2,490 (approximately $625) for each board or committee meeting that they attend.  These amounts are adjusted in August and February of each calendar year in accordance with changes in Israeli consumer price index. Our Audit Committee and Board of Directors have confirmed that these payments meet the criteria determined by the Relief Regulations.

However, the foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of this proxy statement. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

Our Audit Committee and Board of Directors have resolved that Messrs. Stiefel and Rosenberg, who are engaged by, or render services to, entities affiliated with Mr. Nathan Kirsh, our controlling shareholder, shall not receive any payment for their service as directors. However, our Audit Committee and Board of Directors have approved, subject to shareholder approval, to reimburse Messrs. Stiefel and Rosenberg for any reasonable travel expenses in business class and reasonable accommodation expenses in Israel of up to $300 per night that they may incur in connection with their service as directors.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

“RESOLVED, subject to the election of Messrs. Stiefel and Rosenberg as directors at the 2012 Annual General Meeting of Shareholders, to reimburse Messrs. Stiefel and Rosenberg, effective as of their election at the 2012 Annual General Meeting for any reasonable travel expenses in business class and for accommodation expenses in Israel of up to $300 per night that they may incur in connection with their service as directors.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

III.  APPROVAL OF PAYMENT OF SPECIAL BONUS TO MR. JACOB PERRY, THE CHAIRMAN OF
OUR BOARD OF DIRECTORS.

Mr. Perry has acted as the Executive Chairman of our Board of Directors since January 2008. Pursuant to his employment agreement, as amended, Mr. Perry is entitled to receive, in addition to his salary, an annual bonus that is equal to 5% of our company’s annual income before taxes, but in any event not more than $500,000 per year, provided that our senior management are entitled to receive performance bonuses for the given year.

Our Audit Committee and Board of Directors have approved, subject to the approval of our shareholders, a payment of a special bonus for 2011 in the amount of $100,000. The resolution to pay such special bonus was adopted in light of the Chairman’s contribution to the Company's achievements in 2011 and the improvement in the Company's financial results for 2011 in comparison to previous years.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

“RESOLVED, pursuant to the approval of the Audit Committee and Board of Directors, to approve the payment of a special bonus in the amount of $100,000 to Mr. Perry, the Executive Chairman of our Board of Directors.”

The Board of Directors recommends a vote FOR the foregoing resolution.

IV.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 4 on the Proxy Card)

We first appointed Kost Levary & Forer, registered public accountants, as our auditors in 1984 and have reappointed the firm, which is now known as Kost Forer Gabbay & Kasierer and is a member firm of Ernst & Young Global, as our independent public accountants since such time.  Kost Forer Gabbay & Kasierer has no relationship with us or any of our affiliates except as auditors.  As a result of Kost Forer Gabbay & Kasierer’s knowledge of our operations and its reputation in the auditing field, our Audit Committee and Board of Directors believe that such firm has the necessary personnel, professional qualifications and independence to act as our auditors.  Our Board of Directors has again recommended, pursuant to the recommendation of our Audit Committee, that Kost Forer Gabbay & Kasierer be appointed as our independent registered public accountants for the fiscal year ending December 31, 2012 and recommends that the shareholders ratify and approve the appointment.

At the Meeting, shareholders will also be asked to authorize the Audit Committee to fix the remuneration of such auditors in accordance with the volume and nature of their services.  With respect to fiscal year 2011, we paid Kost Forer Gabbay & Kasierer $373,600 for audit services, $93,000 for tax-related services and $29,300 of other fees (for reimbursement of out-of-pocket expenses, primarily travel expenses).

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

 “RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as the independent registered public accountants of Magal Security Systems Ltd. for the year ending December 31, 2012 be and hereby is ratified and approved, and that the Audit Committee be, and it hereby is, authorized to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.”

The Board of Directors recommends a vote FOR the foregoing resolution.

VII.  REVIEW AND DISCUSSION OF THE AUDITOR'S REPORT AND CONSOLIDATED FINANCIAL
STATEMENTS

At the Meeting, the auditor’s report and the audited consolidated financial statements for the year ended December 31, 2011 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

The annual report on Form 20-F for the year ended December 31, 2011, including the auditor’s report and consolidated financial statements for the year ended December 31, 2011, which was filed with the SEC on April 4, 2012, is available on our website at www.magal-s3.com or through the EDGAR website of the SEC at www.sec.gov.  None of the auditors’ report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

COPIES OF THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011 WILL BE MAILED TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, FREE OF CHARGE, UPON WRITTEN REQUEST TO: MAGAL SECURITY SYSTEMS LTD., P.O. BOX 70, INDUSTRIAL ZONE, YEHUD 56100, ISRAEL, ATTENTION: ILAN OVADIA, SECRETARY.

By Order of the Board of Directors

Jacob Perry
Chairman of the Board of Directors

Dated: July 26, 2012